               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            Form 11-K
                     _______________________

               [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934



                    For the fiscal year ended December 31, 1993



                               OR



        [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
             THE SECURITIES EXCHANGE ACT OF 1934



             For the transition period from ________ to  _______


                      Commission file number 1-8974

  _________________________________________________________________


                    AlliedSignal Savings Plan

                      (Full Title of Plan)

  _________________________________________________________________


                        AlliedSignal Inc.
                          P.O. Box 4000
               Morristown, New Jersey  07962-2497


   (Name of Issuer of Securities Held Pursuant to the Plan and the Address of Its Principal Executive Office)





NOTE:   PURSUANT TO RULE 311(c) OF REGULATION S-T, THE FINANCIAL
        STATEMENTS ON PAGES F-3 THROUGH F-43 ARE BEING FILED
        UNDER COVER OF FORM SE.


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                    AlliedSignal Savings Plan

                  Index to Financial Statements

                                                     Page
                                                     ----

Report of Independent Accountants                     F-2



Statement of Financial Condition - as of
  December 31, 1993 and December 31, 1992             F-3



Statement of Income and Changes in Plan Equity -
  for the years ended December 31, 1993 and
  December 31, 1992                               F-4 and F-5

Notes to Financial Statements                     F-6 to F-43








                               F-1



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                REPORT OF INDEPENDENT ACCOUNTANTS







June 3, 1994


To the Participants and Administrator of the AlliedSignal Savings Plan



In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial condition of the AlliedSignal Savings Plan at December 31, 1993 and 1992, and the results of its operations and the changes in Plan equity for the years ended December 31, 1993 and 1992, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.





Price Waterhouse







                               F-2


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                             Signatures
                             ----------

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                AlliedSignal Savings Plan



                                By:  /s/ Russell W. Hawkins
                                     ----------------------
                                     Russell W. Hawkins
                                     Staff Vice President -
                                     Benefits


Date:  June 22, 1994

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                          Exhibit Index
                          -------------


Exhibit No.                    Description
- - - - - - - - -----------                    -----------

    I. Consent of Price Waterhouse, independent accountants, dated June 22, 1994.

                                                        EXHIBIT I



               CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statements on Forms S-8 (No. 33-30885 and 33-65792) of AlliedSignal Inc. of our report dated June 3, 1994 appearing on Page F-2 of this Form 11-K.








Price Waterhouse

Morristown, New Jersey
June 22, 1994